NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07076378

RECD S.E.C.
AUG 2 0 2007
1086

August 20, 2007

PE 7-18-07

John A. Granda
Stinson Morrison Hecker LLP
1201 Walnut, Suite 2900
Kansas City, MO 64106-2150

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/20/2007

Re: Angelica Corporation
Incoming letter dated July 18, 2007

Dear Mr. Granda:

This is in response to your letter dated July 18, 2007 concerning the shareholder proposal submitted to Angelica by Jolly Roger Fund LP. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Thomas R. Hudson Jr.
Manager
Pirate Capital LLC
200 Connecticut Avenue
4th Floor
Norwalk, CT 06854

PROCESSED
SEP 0 5 2007
THOMSON
FINANCIAL



STINSON
MORRISON
HECKER LLP

1201 Walnut, Suite 2900
Kansas City, MO 64106-2150

Tel (816) 842-8600
Fax (888) 854-0609

John A. Granda
(816) 691-3188
jgranda@stinson.com
www.stinson.com

RECEIVED
2007 JUL 19 PM 5:03
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

July 18, 2007

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal of Jolly Roger Fund LP

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Angelica Corporation, a Missouri corporation (the "Company"), to respectfully request that the Staff of the Division of Corporation Finance (the "Division"), concur with the Company's view that, for the reasons set forth below, the shareholder proposal, consisting of a resolution and supporting statement (collectively, the "Proposal" which is included in the letter attached hereto as Exhibit A) submitted by Jolly Roger Fund LP (the "Proponent"), may be properly omitted by the Company, pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from its proxy materials in connection with its 2007 annual meeting of stockholders (the "2007 Proxy Materials") which is currently scheduled to be held on October 30, 2007.

Pursuant to Rule 14-8(j)(2), we are enclosing six copies of this letter and all exhibits thereto. In accordance with Rule 14a-8(j), a copy of this submission is being sent to the Proponent.

BACKGROUND

I. The Proposal

Although the Proposal is attached to the copy of the enclosed letter, for your convenience, we set forth the text of the Proposal below:

KANSAS CITY
OVERLAND PARK
WICHITA
WASHINGTON, D.C.
PHOENIX
ST. LOUIS
OMAHA
JEFFERSON CITY

> RESOLVED, that the shareholders of Angelica Corporation recommend that the Board of Directors immediately engage a nationally recognized investment banking firm to explore all strategic alternatives (outside of the ordinary course of business) to increase shareholder value, including, but not limited to, the sale of Angelica Corporation, sales of assets or another extraordinary transaction.

The Proponent asserts the following reasons in support of the Proposal: (A) the Proponent believes that the retention of a "nationally recognized investment banking firm will cause the Board and management to focus on opportunities outside the ordinary course of business that will enhance shareholder value;" (B) the Proponent is "impressed with the current market for mergers and acquisitions and the appetite of private equity firms" and a sale of the Company "could draw interest from well capitalized strategic parties or financial buyers who are willing to pay a meaningful premium for a quality business with positive cash flows;" and (C) the Proponent believes that the present "is a good time for the [sale] because the debt markets continue to support mergers and acquisitions activity."

II. Engagement of Morgan Joseph & Co. Inc.

A. Engagement Letter

On February 21, 2006, the Company executed an engagement letter (the "Engagement Letter") with the nationally recognized investment banking firm of Morgan Joseph & Co. Inc. ("Morgan Joseph") pursuant to which the Company retained Morgan Joseph to provide "financial advisory and investment banking services." The Engagement Letter specifically requires that Morgan Joseph (1) familiarize itself with the Company's "business, operations, properties, financial condition, management and prospects" and (2) prepare a report for the Company's Board of Directors (the "Board of Directors") reviewing the Company's "current financial projections and the implications thereof for building shareholder value." To the extent the Company requests that Morgan Joseph provide other services to the Company besides those set forth in the Engagement Letter, the Company and Morgan Joseph are required to enter into a separate agreement setting forth the scope of the proposed services and the customary fees associated with such services. The Engagement Letter originally provided for a two year term.

B. Amendment No.1 to the Engagement Letter

On June 30, 2006, the Company and Morgan Joseph amended the Engagement Letter to, among other things, expand the scope of the engagement and shorten the term of the engagement ("Amendment No. 1"). The range of strategic alternatives being reviewed by the Board of Directors, with the assistance of Morgan Joseph pursuant to the amended Engagement Letter, includes a possible sale, merger, consolidation, reorganization or other business combination, or other extraordinary transaction. Furthermore Amendment No. 1 provides that Morgan Joseph will perform various tasks related to the engagement including: (1) "advis[ing] the

Company with respect to process, structure and financial terms of a possible transaction and the negotiating strategy to be [employed];" (2) assisting with the preparation of a memorandum for distribution to potential buyers that describes the Company's business, operations, properties, financial condition and prospects; (3) "seek[ing] to introduce the Company to companies and persons who might be interested in a transaction involving the Company;" (4) "assist[ing] the Company in any discussions and negotiations which may ensue with any parties interested in consummating a [t]ransaction;" and (5) rendering a fairness opinion customary in such type of transaction. Amendment No. 1 changed the termination date of the Engagement Letter to June 30, 2007 and sets forth fee requirements and "tail" provisions customary for this type of investment banking engagement letter. This amendment is clear evidence of the intention of the Board of Directors to actively consider and explore, among other alternatives, the strategic alternatives set forth in the Proposal.

C. Amendment No. 2 to the Engagement Letter

Between June 30, 2006 and May 15, 2007, Morgan Joseph assisted the Board of Directors with its review of strategic alternatives. During this period, Morgan Joseph and the Company's chief executive officer held informal discussions with potential financial and strategic acquirers regarding the possibility of a business combination, sale of the Company or sale of certain assets. Based on these activities, the analysis and recommendations of Morgan Joseph regarding these discussions and other means of maximizing shareholder value, the Board of Directors decided not to conduct an active market canvass at that time because the anticipated improvement in Company performance would enhance shareholder value in a later sale.

Later in June, Stephen M. O'Hara, President and CEO of the Company, began discussions with Morgan Joseph regarding the possibility of Morgan Joseph providing financial advisory services for another year. Mr. O'Hara initiated these discussions because he and the other members of management believed the Company should continue its process of reviewing strategic alternatives. On June 25, 2007, Morgan Joseph and Mr. O'Hara, on behalf of the Company, executed a second amendment ("Amendment No. 2") to the Engagement Letter, as amended, to extend the engagement through June 30, 2008. Amendment No. 2 maintains the same scope of engagement set forth in Amendment No. 1. This new amendment provided that the Engagement Letter, as amended, would terminate if Amendment No. 2 was not ratified by the Board of Directors by July 17, 2007. Thus, the ultimate decision as to whether the Company would continue its process of reviewing and exploring strategic alternatives rested with the Board of Directors and occurred after the receipt of the Proponent's Proposal.

On July 2, 2007, the Company received the Proposal from the Proponent. The Company provided a copy of the Proposal and a copy of Amendment No. 2 to the Board of Directors for review in advance of its regularly scheduled meeting on July 17, 2007. At that meeting, the Board of Directors ratified Amendment No. 2 with the scope of engagement described above. The Board of Directors also determined at its July 17 meeting that it will continue, on an ongoing basis, to actively consider and explore all strategic alternatives, including a sale of the Company and other extraordinary transactions that are fully inclusive of all of those referenced in the Proposal.

In a letter dated July 17, 2007, which was filed as an exhibit to a Form 8-K filed on the same date, the Company informed the Proponent that it had extended the engagement of Morgan Joseph and that the scope of such engagement rendered the Proposal moot because it had already been fully implemented. In a letter dated July 18, 2007 from Pirate Capital LLC ("Pirate"), the Proponent's investment adviser, which was filed as an exhibit to Amendment No. 12 to the Schedule 13D of Pirate and its manager Thomas R. Hudson, Jr., Pirate attempts to rewrite the Proposal so that it would require the hiring of a new investment banking firm and that the mandate be made more specific than exploring extraordinary transactions such as a sale of the Company. This letter did not take issue with recognition of Morgan Joseph as a nationally recognized investment banking firm and does not refute the essential conclusion that the engagement of Morgan Joseph is fully inclusive of the action requested by the Proposal. The letter is also inaccurate in suggesting that either the Board of Directors or Morgan Joseph will not actively focus on extraordinary transactions. They will actively consider and explore those alternatives but in the context of the Board of Directors' fiduciary obligations which require the Board of Directors to consider all reasonably available alternatives in determining a course of action that is designed to maximize shareholder value. In order to reach a fully informed business judgment in selecting among those alternatives, the Board of Directors needs advice from the financial advisor on which of the reasonably available alternatives is most likely to maximize shareholder value. Accordingly, it would not be appropriate to limit the scope of Morgan Joseph's engagement to only reviewing and evaluating extraordinary transactions.

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14A-8(i)(10) BECAUSE THE PROPOSAL HAS BEEN "SUBSTANTIALLY IMPLEMENTED" BY THE COMPANY

Rule 14a-8(i)(10) provides that a shareholder proposal may be excluded from a company's proxy materials if the proposal has already been "substantially implemented" by the company. The purpose of this exclusion is to avoid potentially confusing the company's shareholders and wasting company funds by having the shareholders vote on a matter that is moot. As the SEC previously stated, the exclusion basis provided by Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management . . . ." *See* Release No. 34-12598 (July 7, 1976).

In the present case, the Proposal calls for the Board of Directors to immediately engage a nationally recognized investment banking firm to explore all strategic alternatives (outside of the ordinary course of business), including a sale of the Company or other extraordinary transaction. The supporting statement asserts several reasons why it would be advantageous for the Company to presently pursue a sale.

As noted above, the Company and Morgan Joseph entered into Amendment No. 2 on June 25, 2007, subject to ratification by the Board of Directors. On July 17, 2007 (more than two weeks after the Company received the Proposal), the Board of Directors ratified Amendment No. 2 and approved a twelve month extension of the engagement of Morgan Joseph to assist the Board of Directors in its review and exploration of all strategic alternatives, including a possible sale, merger, consolidation, reorganization or other business combination, or other extraordinary transaction. As noted above, in connection with this engagement, Morgan Joseph will (A) "advise the Company with respect to process, structure and financial terms of a possible transaction and the negotiating strategy to be [employed];" (B) assist with the preparation of a memorandum for distribution to potential buyers that describes the Company's business, operations, properties, financial condition and prospects; (C) "seek to introduce the Company to companies and persons who might be interested in a transaction involving the Company;" (4) "assist the Company in any discussions and negotiations which may ensue with any parties interested in consummating a [t]ransaction;" and (5) render a fairness opinion customary in such type of transaction.

Morgan Joseph is a nationally recognized investment banking firm that regularly advises companies on the evaluation, exploration and implementation of strategic alternatives, including sales, mergers and other extraordinary transactions. It will actively assist the Board of Directors in fulfilling the mandate of maximizing shareholder value.

It is clear that the actions of the Company fully implement the action requested in the Proposal. This conclusion is consistent with the relevant no action letter precedent summarized below.

In Longview Fibre Co. (October 21, 1999), a shareholder submitted a proposal recommending that Longview Fibre Co. ("Longview") "engage the services of a nationally recognized investment banker specifically to explore all alternatives to enhance the value of [Longview], including but not limited to, possible sale, merger, or other transaction for any or all assets of the [Longview]." At the time of the proposal, Merrill Lynch was serving as Longview's financial advisor. This general engagement started in November 1996. Following receipt of the shareholder proposal, Longview engaged Merrill Lynch to review its financial and strategic plans. The proposed study was supposed to identify and evaluate "all reasonably available alternatives to enhance the value of [Longview]," including a sale, merger or recapitalization. In light of this, Longview sought to exclude the proposal and the Division concurred that Longview could exclude the proposal under Rule 14a-8(i)(10).

The facts in Longview Fibre Co. are similar to those found in the present instance. As with the prior engagement of Merrill Lynch by Longview, the Company had previously engaged Morgan Joseph to provide advisory services. Furthermore, following receipt of the Proposal, the Board of Directors approved a twelve month extension of the engagement with Morgan Joseph pursuant to which Morgan Joseph would assist the Board of Directors in reviewing and exploring a range of strategic alternatives, including a sale of the Company and other extraordinary transactions of the type contemplated by the Proposal. This is similar to the manner in which Longview engaged Merrill Lynch to advise on strategic alternatives following receipt of the proposal.

In BostonFed Bancorp, Inc. (March 17, 2000), BostonFed Bancorp, Inc. ("BostonFed") received a shareholder proposal requesting that it "engage an investment banking firm to advise [BostonFed] on ways to maximize shareholder value, including a potential sale or merger of [BostonFed]." At the time, BostonFed had already engaged Sandler O'Neil & Partners, L.P. ("Sandler") to act as its financial advisor for the purpose of identifying and advising BostonFed on strategies to maximize shareholder value, including the potential sale or merger of BostonFed. In addition, Sandler had previously acted as BostonFed's financial advisor on matters of strategic planning. In light of the foregoing, BostonFed sought to exclude the proposal and the Division concurred that BostonFed could exclude the proposal under Rule 14a-8(i)(10).

The facts in BostonFed Bancorp, Inc. are substantially similar to those found in the present instance. Similar to the prior engagement of Sandler by BostonFed, the Company had engaged Morgan Joseph to assist the Company in reviewing and exploring a range of strategic alternatives, including a sale of the Company and other extraordinary transactions. At the time of the proposal to BostonFed, the engagement with Sandler was ongoing. In both instances, the actions requested by the shareholder proponent were satisfied by the engagement of a nationally recognized investment banking firm and the scope of such engagement.

In addition to the Division's decision in Longview Fibre Co. and BostonFed Bancorp, Inc., the Division has consistently held in similar situations that a shareholder proposal was moot or substantially implemented when the respective company had retained an investment banking firm addressing the substance of the shareholder proposal. *See* The MacNeal-Schwendler Corp. (April 2, 1999) (allowing the company to exclude a similar shareholder proposal because the board of directors had previously retained an investment banking firm and such firm had conducted activities similar to most of the activities suggested by the shareholder); DBA System, Inc. (September 4, 1997) (allowing the company to exclude a similar shareholder proposal because the board of directors retained an investment banking firm, for purposes inclusive of those advocated by the shareholder, following receipt of the shareholder proposal even though the process for retaining an investment banking firm started prior to receipt of the proposal); Peerless Manufacturing Co. (August 7, 1997) (allowing the company to exclude a similar shareholder proposal because the board of directors retained an investment banking firm, for purposes inclusive of those advocated by the shareholder, following receipt of the shareholder proposal even though the process for considering the retention of an investment banking firm started prior to receipt of the proposal); Baldwin Piano & Organ Co. (March 27, 1997) (allowing the company to exclude a similar shareholder proposal because the board of directors retained an investment banking firm, for purposes inclusive of those advocated by the shareholder, following receipt of the shareholder proposal); Stone & Webster, Inc. (February 22, 1996) (allowing the company to exclude a shareholder proposal because the board of directors had previously retained an investment banking firm and such investment banking firm had recently conducted activities suggested by the shareholder); Monarch Machine Tool Co. (March 6, 1996) (allowing the company to exclude a similar shareholder proposal because the board of directors retained an investment banking firm following receipt of the shareholder proposal); Health Insurance of Vermont, Inc. (February 28, 1995) (allowing the company to exclude a similar shareholder proposal because the board of directors retained a financial advisory firm several months later on terms inclusive of those suggested by the shareholder).

The present circumstances are different from those situations in which the Division declined to concur with a company's exclusion of a shareholder proposal similar to the Proposal on the basis that the proposal has been "substantially implemented." In EDO Corp. (February 16, 1995), EDO Corp. ("EDO") sought to exclude a similar shareholder proposal on the basis that it had been "substantially implemented" because (1) EDO regularly consulted with investment banking firms to explore alternatives for enhancing shareholder value and (2) it intended to continue to do so in the future. The Division did not concur with EDO excluding the shareholder proposal on the basis that it had been "substantially implemented" as a result of prior and promised future consultations with investment banking firms. *See also* Kiddie Products Inc. (February 9, 1989) (preventing the company from excluding a proposal to retain an investment banking firm because the consideration of retaining an investment banking firm, without actually hiring an investment banking firm, was not sufficient to render the proposal moot). Unlike the situations in EDO Corp. and Kiddie Products Inc., the Company has actually and presently retained a nationally recognized investment banking firm for purposes inclusive of those advocated by the Proponent.

The present instance is also distinguishable from MSB Bancorp, Inc. (February 20, 1996) where MSB Bancorp, Inc. ("MSB") received a shareholder proposal requesting the engagement of "a qualified, untainted, independent investment banking firm to explore alternatives for maximizing shareholder value, including but not limited to the sale of the institution." Bear Stearns & Co. Inc. ("Bear Stearns") was currently acting as the financial advisor to MSB and had been involved in such engagement for two years at the time of the proposal. The range of advisory services provided by Bear Stearns applied to various activities, including an acquisition and proposed equity issuance. In that case, the Proponent stated that the engagement of Bear Stearns did not satisfy his Proposal because it did not qualify as "independent and untainted" due to its prior services and the compensation it had received from MSB. In addition, MSB argued that the Proponent disagreed with the results of MSB's process of evaluating strategic alternatives during the preceding two years and that MSB should not be required to hire another investment banker to repeat that process. The Commission declined to agree with MSB that the prior retention of Bear Stearns rendered the proposal moot. Unlike that situation, the Proposal does not contain conditions regarding the independence and lack of "taint" of the investment banking firm and there is no question, in any event, regarding Morgan Joseph's independence or integrity. Moreover, the record here shows that the Company extended the engagement of Morgan Joseph after the receipt of the Proposal and will continue to evaluate and explore its strategic alternatives.

In Lifeline Systems, Inc. (April 6, 2000), the Division declined to allow exclusion of a shareholder proposal involving a similar but distinguishable purpose. In that case, the company had made internal and external statements that it would exclusively pursue a path of remaining independent which contradicted statements made to the Division in its request for no action relief that it would continue to seek strategic alternatives. The record here is clearly distinguishable in that the Board of Directors extended the term of Morgan Joseph's engagement and reaffirmed its desire to review and explore strategic alternatives that are inclusive of those expressed in the Proposal after the receipt of the Proposal.

Similarly, Gyrodyne Company of America (September 26, 2005) involved a proposal requesting the company to engage an investment banking firm to pursue a sale of the company. After receipt of the proposal, the company retained an investment banking firm to (i) analyze the company's business, operations, financial condition and prospects, (ii) assess the market value of the company's assets under various scenarios, and (iii) assist the company in reviewing and making recommendations regarding various types of transactions. The scope of engagement in that case therefore did not encompass pursuing a sale of the company and thus did not satisfy the request in the proposal. The Proposal in this case does not go so far as to request pursuing a sale, but rather exploring a sale. This situation is therefore like the circumstances in other favorable no action precedents referenced above which involved a mere exploration of strategic alternatives such as a sale of the Company.

Like Gyrodyne, Capital Senior Living Corp. (March 23, 2007) involved a proposal recommending the engagement of an investment banking firm to pursue a sale of the company rather than a mere evaluation of strategic alternatives such as sale of the company. The company in that case had retained an investment banking firm prior to receipt of the proposal to merely advise on the appropriateness of various strategies and, thus, did not satisfy the specific action requested in the proposal. In addition, the company's board of directors had already concluded that it would not pursue a sale of the company at that time and gave no assurance it would continue to actively consider and pursue such alternatives in the future. These facts are clearly distinguishable because (i) the engagement of Morgan Joseph would have expired if the Board of Directors had not ratified it after receipt of the Proposal, (ii) the scope of Morgan Joseph's engagement is inclusive of the action requested by the Proposal, and (iii) the Board of Directors determined after receipt of the Proposal that it will continue, on an ongoing basis, to actively consider and explore all strategic alternatives, including a sale of the Company and other extraordinary transactions.

It is clear that the Company has fully implemented the Proposal and, thus, has gone further than is required to satisfy the test in Rule 14a-8(i)(10) of a proposal only being "substantially implemented." Based on the applicable no action precedent and the reasons set forth above, the Company respectfully submits that the Proposal may be excluded from the Company's 2007 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based on the foregoing, the Company requests that the Staff not recommend any enforcement action if the Proposal is excluded from the 2007 Proxy Materials. We request that the Staff deliver its response to this letter via U.S. mail and facsimile: (314) 854-3949 for the Company, (816) 691-3495 for company counsel and (203) 854-5841 for the Proponent. We hereby agree to promptly forward to the Proponent any Staff response to this no action request that the Staff transmits by facsimile to us only.

We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide the Company and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that the Company or its counsel have timely been provided with a copy of the correspondence.

Should the Division disagree with our conclusions or need additional information or further explanation, we request the opportunity to confer with the Division prior to issuance of its response. Please do not hesitate to call me at the number listed on the first page of this letter if I can be of any assistance to the Division in connection with this request.

Sincerely,

STINSON MORRISON HECKER LLP



John A. Granda

Enclosures

cc: Angelica Corporation
Jolly Roger Fund LP

Exhibit A

See attachment

JOLLY ROGER FUND LP
200 Connecticut Avenue
4th Floor
Norwalk, CT 06854

July 2, 2007

VIA HAND DELIVERY & FACSIMILE (314-854-3949)

Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri 63017-3406
Attn: Steven L. Frey, Corporate Secretary

RE: Shareholder Notice Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8") and in accordance with the definitive proxy statement of Angelica Corporation (the "Company") released on or about October 6, 2006 to shareholders in connection with its 2006 Annual Meeting of Shareholders, Jolly Roger Fund LP, a Delaware limited partnership (the "Fund"), hereby submits this written notice (this "Notice") to the Company of its desire to have the shareholder proposal (the "Proposal") together with the supporting statement (the "Supporting Statement") attached hereto in Annex A included in the Company's proxy statement in connection with its 2007 annual meeting of shareholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the "Annual Meeting"). In accordance with Rule 14a-8 the undersigned representative of the Fund hereby represents that (i) the Fund is record and beneficial holder of at least $2,000 in market value of the Company's shares of Common Stock (as defined below) and has held such shares for the one-year period prior to the date hereof, and (ii) the Fund intends to hold such shares through the date of the Annual Meeting.

The name and address of the Fund as we believe it to appear in the Company's stock transfer books is Jolly Roger Fund LP, 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The Fund is the record and beneficial owner of 100 shares of common stock, $1 par value per share ("Common Stock"), of the Company and the beneficial owner of an additional 148,090 shares of Common Stock (such 148,190 shares representing approximately 1.55% of the outstanding shares of Common Stock). Pirate Capital LLC ("Pirate Capital"), whose principal business is providing investment management services, is the general partner of the Fund. The undersigned, Thomas R. Hudson Jr., is the Manager of Pirate Capital. Pirate Capital is also the investment adviser to Jolly Roger Offshore Fund LTD, an investment fund (collectively with the Fund, the "Funds"), which is the beneficial owner of 786,957 shares of Common Stock (approximately 8.21% of the outstanding shares). Mr. Hudson is also a director of Jolly Roger Offshore Fund LTD. Pirate Capital and Mr. Hudson, as the Manager of Pirate Capital, may be deemed to be the beneficial owners of the 935,147 shares of Common Stock (approximately 9.75% of the outstanding shares) that are directly owned by the Funds. In addition to the Fund's record and beneficial ownership of shares of Common Stock sufficient to satisfy the requirements of Rule 14a-8(b)(2), additional documentary support for the Fund's claim of beneficial ownership is set forth in Annex B attached hereto.

The Proposal and the Supporting Statement relate to the Fund's desire to have the Board of Directors of the Company hire a nationally recognized investment banking firm to consider strategic alternatives that will enhance shareholder value. The Supporting Statement describes the Fund's reasons for making the Proposal at the Annual Meeting. The Fund has no interest in the Proposal to be brought before the Annual Meeting other than the interest it shares in common with all other owners of Common Stock, namely, its participation through its shares of Common Stock in the creation of shareholder value. A representative of the Fund intends to appear in person at the Annual Meeting to make the Proposal.

The information included in this Notice and in the annexes attached hereto represents the Fund's best knowledge as of the date hereof. The Fund reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although the Fund does not commit to update any information which may change from and after the date hereof.

If the Company believes that this Notice for any reason is defective in any respect, the Fund requests that you so notify it on or prior to 10:00 a.m. (EST) on July 16, 2007 by contacting our legal counsel, Frank E. Lawatsch, Jr. ((212) 297-5830), or Todd B. Zarin ((212) 297-2473), of Day Pitney LLP, 7 Times Square, New York, New York 10036-7311. Please be advised that neither the delivery of this Notice nor the delivery of additional information, if any, provided by or on behalf of the Fund or any of its affiliates to the Company from and after the date hereof shall be deemed to constitute an admission by the Fund or any of its affiliates that this Notice or any such information is required or is in any way defective or as to the legality or enforceability of any matter or a waiver by the Fund or any of its affiliates of its right to, in any way, contest or challenge any such matter.

Please direct any questions regarding the information contained in this Notice to our legal counsel, Frank E. Lawatsch, Jr., ((212) 297-5830), or Todd B. Zarin ((212) 297-2473), of Day Pitney LLP, 7 Times Square, New York, New York 10036-7311.

Very truly yours,

JOLLY ROGER FUND LP

By: Pirate Capital LLC, its General Partner



By: ______________________
Name: Thomas R. Hudson Jr.
Title: Manager

Cc: Frank E. Lawatsch, Jr., Esq.
Todd B. Zarin, Esq.

Annex A

Proposal Regarding Increasing Shareholder Value through Alternatives Outside the Ordinary Course of Business and Supporting Statement

RESOLVED, that the shareholders of Angelica Corporation recommend that the Board of Directors immediately engage a nationally recognized investment banking firm to explore all strategic alternatives (outside of the ordinary course of business) to increase shareholder value, including, but not limited to, the sale of Angelica Corporation, sales of assets or another extraordinary transaction.

Supporting Statement

Pirate Capital LLC, as the investment advisor to a number of funds, is one of the largest beneficial owners (according to its public filings) of Angelica Corporation ("AGL" or the "Company") and has been a long-term investor in AGL. We provide this supporting statement to encourage our fellow shareholders to vote FOR the proposal regarding increasing shareholder value by consideration of a sale of the Company, sales of assets, or another extraordinary transaction and to thereby recommend that the Board and management of AGL take immediate steps, which we believe would unlock long-term shareholder value, by retaining a nationally recognized investment banking firm to explore extraordinary strategic alternatives, such as a sale of the Company, sales of assets or another extraordinary transaction.

We believe that hiring a nationally recognized investment banking firm will cause the Board and management to focus on opportunities outside the ordinary course of business that will enhance shareholder value. We continue to be impressed by the current market for mergers and acquisitions and the appetite of private equity firms. We believe that a sale process for AGL could draw interest from well capitalized strategic parties or financial buyers who are willing to pay a meaningful premium for a quality business with positive cash flows. We believe this is a good time for a transaction because the debt markets continue to support mergers and acquisitions activity.

PLEASE VOTE "**FOR**" THE PROPOSAL TO SEEK ALTERNATIVES OUTSIDE THE ORDINARY COURSE OF BUSINESS TO INCREASE SHAREHOLDER VALUE.

[319 words]

Annex B

S 25483

COMMON STOCK

INCORPORATED UNDER THE LAWS OF THE STATE OF MISSOURI

COMMON STOCK

THIS CERTIFICATE IS TRANSFERABLE IN KANSAS CITY, MO. OR IN NEW YORK, N.Y.

S 25483

CUSIP 034663 10 4

ANGELICA CORPORATION

This Certifies that

of Angelica Corporation transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this certificate properly endorsed. This certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar. This certificate and the shares represented hereby are issued and shall be held subject to all the provisions contained in the Articles of Incorporation of the Corporation as duly amended from time to time, copies of which are on file at the office of the Corporation, and to all of which the holder by acceptance hereof assents.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

CERTIFICATE OF STOCK

Dated FEB 16.2006

SECRETARY

CHAIRMAN

AUTHORIZED SIGNATURE

ANGELICA CORPORATION

This corporation will furnish without charge to each stockholder who so requests, a statement of the preferences, qualifications, limitations, restrictions, and the special or relative rights, including conversion rights, if any, in respect of each class of stock or series thereof, of the corporation. Such request may be made to the corporation or transfer agent.

This certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Rights Agreement (the "Rights Agreement"), between Angelica Corporation and the Rights Agent thereunder the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of Angelica Corporation. Under certain circumstances as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. Angelica Corporation will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances, Rights issued to or held by Acquiring Persons or their Affiliates or Associates (as such terms are defined in the Rights Agreement) may become null and void.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM — as tenants in common
TEN ENT — as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common
TOD — transfer on death direction in event of owner's death, to person named on face

UNIF GIFT MIN ACT — ______ (Cust) as Custodian for ______ (Minor) under Uniform Gifts to Minors Act ______ (State)

UNIF TRAN MIN ACT — ______ (Cust) as Custodian for ______ (Minor) under Uniform Transfers to Minors Act ______ (State)

Additional abbreviations may also be used though not in the above list.

For value received, ______ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

[ ]

____
(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

____

____

______________________________ *shares*

of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

______________________________ *Attorney*

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________

NOTICE: THE SIGNATURE(S) TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME(S) AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

X ______________________________
(SIGNATURE)

X ______________________________
(SIGNATURE)

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION AS DEFINED IN RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

SIGNATURE(S) GUARANTEED BY:

OFF	ACCOUNT NO.	T	CK	RR #

IRREVOCABLE STOCK OR BOND POWER

FOR VALUE RECEIVED, the undersigned does (do) hereby sell, assign and transfer to

Bear Stearns Securities Corporation.

(SOCIAL SECURITY OR TAXPAYER IDENTIFYING NO.)

IF STOCK, COMPLETE THIS PORTION

100 shares of the common stock of Angelica Corporation

represented by Certificate(s) No(s). S 25483 inclusive,

standing in the name of the undersigned on the books of said Company.

IF BONDS, COMPLETE THIS PORTION

______ bonds of ______

in the principal amount of $ ______, No(s) ______ inclusive,

standing in the name of the undersigned on the books of said Company.

The undersigned does (do), hereby, irrevocably constitute and appoint ______ attorney to transfer the said stock or bond(s), as the case may be, on the books of said Company, with full power of substitution in the premises.

Dated ______

Sign Here ______

Thomas R. Hudson Jr.

(PERSON(S) EXECUTING THIS POWER SIGN(S) HERE)

SIGNATURE GUARANTEED

IMPORTANT—READ CAREFULLY

The signature(s) to this Power must correspond with the name(s) as written upon the face of this certificate(s) or bond(s) in every particular without alteration or enlargement or any change whatever. Signature guarantee should be made by a member or member organization of the New York Stock Exchange, members of other Exchanges having signatures on file with transfer agent or by a commercial bank or trust company having its principal office or correspondent in the City of New York.

2000 - C-88514 (75M) 7/86

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 20, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Angelica Corporation
Incoming letter dated July 18, 2007

The proposal recommends that the board engage a nationally recognized investment banking firm to explore all strategic alternatives to increase shareholder value, including, but not limited to, the sale of Angelica, sales of assets or another extraordinary transaction.

There appears to be some basis for your view that Angelica may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Angelica has engaged a nationally recognized investment banking firm to assist Angelica in exploring a range of strategic alternatives, including a sale of Angelica. Accordingly, we will not recommend enforcement action to the Commission if Angelica omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Tamara M. Brightwell
Special Counsel

END